May 7, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal Innovator ETFs Trust Post-Effective Amendment No. 194 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator S&P 500 Buffer ETF™ – _______, Innovator S&P 500 Power Buffer ETF™ – _______ and Innovator S&P 500 Ultra Buffer ETF™ – _______ (collectively the “Funds”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of the Post-Effective Amendment No. 194 originally filed with the Securities and Exchange Commission on February 12, 2019. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
Bruce Bond President